SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

INLAND AMERICAN REAL ESTATE INVESTMENT TRUST, INC.
(Name of Subject Company)

LAPIS INVESTMENT BUSINESS TRUST
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Paul Derenthal, Esq. Derenthal & Dannhauser, LLP
1999 Harrison Street, Ste. 2650 Oakland, California 94612 510-350-3070 510-834-8309 (fax)

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,000,000	$285.20

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $4 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $285.20
Form or Registration Number: SC TO-T
Filing Party: Lapis Investment Business Trust
Date Filed: December 15, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Lapis Investment Business Trust (the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”) in Inland American Real Estate Investment Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $4 per Share, less the amount of any dividends declared or made with respect to the Shares between December 15, 2010 (the “Offer Date”) and January 31, 2011 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 15, 2010 (the “Offer to Purchase”) and the related Assignment Form.

This amendment adds the following information regarding Kjerstin Hatch, the manager of the trustee of the Purchasers.  Kjerstin Hatch received her Bachelor’s degree in the Political Economy of Industrial Societies from the University of California, Berkeley.  Ms. Hatch worked for Madison Capital Management, LLC from 1998-2009 serving as a principal and portfolio manager.  In March 2010 she began buying and selling securities for her own account and those of the entities she controlled, and she is principally engaged in that activity.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           December 23, 2010

Lapis Investment Business Trust
By: Lapis Advisers, LP, Trustee
By: Lapis-GP, LLC, general partner

By:	/s/ Kjerstin Hatch
Kjerstin Hatch, Manager